September 4, 2019

Matthew Geekie
Senior Vice President, Secretary and General Counsel
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

       Re: Graybar Electric Company, Inc.
           Registration Statement on Form S-1
           Filed August 22, 2019
           File No. 333-233402

Dear Mr. Geekie:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Robert J. Endicott, Esq.